Exhibit 99.1

Dragon Jade to Acquire Montrose Group

HONG KONG, August 30, 2018 (GLOBE NEWSWIRE) – Dragon Jade International Limited ("Dragon Jade" or "the Company") (OTCQX: DGJI), a provider of premier products and services, today announced that it has entered into a definitive agreement to acquire 80% of the issued and outstanding share capital of China Management Services Limited for HK$2 million in cash and 100,000 in restricted common shares of Dragon Jade. China Management Services Limited is the parent company of the Montrose Group, a leading fine wine importer and distributor in mainland China, Hong Kong, and Macau.

"We are excited by the long-term growth prospects of this acquisition," commented Dr. Steve Lai, CEO of Dragon Jade. "Montrose Group's customer base of five-star hotels, high-end restaurants, high net worth individuals, and the growing affluent middle class adds an ideal distribution channel for our core health supplement products to our target markets. In addition, our own successful distribution network and strategies in Greater China will bring Montrose Group's products to a wider geography."

In the 20 years since its founding in Beijing, the Montrose Group has - and continues to - introduce exclusive wine brands to China. Its customers include more than 1,500 active on-trade and off-trade customers in sectors ranging from food and beverage to private membership clubs, hotels, wedding banquet organizers, supermarkets, and retail wine stores. Revenues reached a high of $6.4 million in 2016.

"To help the Montrose Group's revenues reach new highs, we will expand its market presence by leveraging our strong localized distribution network across Greater China, including those of local, Chinese individual distributors and corporate clients," explained Dr. Lai.

In 2017, the leading regions for wine consumption in China were Shanghai, Beijing, Guangdong, Jiangsu, and Zhejiang, which imported a total $2 billion of wine that year. Dragon Jade will focus its efforts on these regions and expects to be able to generate $10 million in revenue in the first year of the acquisition with net margins of 20%.

"We are always looking for new ways to grow our business, including in areas where there are operational synergies to drive value for our shareholders. We believe that our acquisition of the Montrose Group will reinforce our financial strength and pave the way for our next stage of growth," concluded Dr. Lai.

About Dragon Jade

Dragon Jade International Limited (OTCQX: DGJI) is a provider of premier products and services serving high net worth and affluent middle class consumers in Greater China. Through its significant international experience and regional network, Dragon Jade is focused on identifying, developing, and marketing products from other countries in order to meet the increasing demand for better health and quality of life in Asia. For more information, please visit www.dragonjade.com.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of Dragon Jade. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although Dragon Jade believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by Dragon Jade or any other person that their objectives or plans will be achieved. Dragon Jade does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

Investor Relations:

Rose Zu
ICR Inc
646-277-1287
Rose.Zu@icrinc.com

Media:

Corporate Relations Department
Dragon Jade International
info@dgjigroup.com
(+852) 2695-6999